M3Sixty Funds Trust 485BPOS

Exhibit (d)(3)

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of May 7, 2018 (this “Amendment”) is to the Investment Advisory Agreement dated January 31, 2018 (the “Agreement”) by and between Cognios Capital, LLC, a Kansas limited liability company (the “Adviser”), and M3Sixty Funds Trust (the “Trust”), a Delaware statutory trust, regarding the Fund listed in Appendix A (the “Fund”) of the Agreement.

WHEREAS, the parties wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.

Section 4 of the Agreement is hereby replaced in its entirely with the following:

4.

Compensation of the Adviser. In consideration for the services to be performed under this Agreement, the Adviser shall receive from the Trust an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of 1.40% (140 basis points) of the Fund’s daily net assets during the month.

2.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

COGNIOS CAPITAL, LLC		M3SIXTY FUNDS TRUST

By:		By:
Name:	Gary DiCenzo	Name:	Randall K. Linscott
Title:	President	Title:	President